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                          LASALLE RE HOLDINGS LIMITED
                               25 CHURCH STREET
                            HAMILTON HM FX, BERMUDA

Dear Shareholder:

  LaSalle Re Holdings Limited is offering to purchase for cancellation up to 3,703,703 Common Shares at a price no greater than $30.00 nor less than $27.00 per share, net to the seller in cash, without interest thereon for an aggregate price not exceeding $100,000,000. The Offer includes Common Shares, options thereon, Exchangeable Non-Voting Shares of LaSalle Re Limited and options thereon. The Company is conducting the Offer through a procedure commonly referred to as a "modified Dutch auction." This procedure allows you to select the minimum price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

  This Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. The instructions on how to tender your shares are also explained in detail in the enclosed accompanying materials. We encourage you to read these materials carefully.

  The closing sale price per Common Share on the Nasdaq National Market on March 27, 1997, the last trading day prior to the commencement of the Offer, was $28.75 per share. Any shareholder whose shares are purchased in the Offer will not incur the usual transaction costs associated with open market sales. Any shareholder owning an aggregate of less than 100 shares and whose shares are properly tendered and purchased for cancellation pursuant to the Offer will avoid applicable discounts payable on sales of odd lots.

  The Board of Directors of the Company has approved the making of the Offer. However, neither the Company nor the Board makes any recommendation to any shareholder as to whether to tender any or all shares. Shareholders must make their own decision as to whether to tender shares and, if so, how many shares to tender and the price or prices at which shares should be tendered.

  We have retained First Chicago Trust Company of New York as our Information Agent to help you respond to this Offer. Please contact them between the hours of 8:00 a.m. and 6:00 p.m., Eastern Standard Time, at their toll free number (1-800-438-0057) if you have any questions. Their representatives will be pleased to answer your questions and can help you complete the enclosed materials.

                                          Very truly yours,

                                          By order of the Board of Directors,

                                          /s/ Victor H. Blake
                                          -------------------------------------
                                          VICTOR H. BLAKE
                                          Chairman, President and
                                          Chief Executive Officer

March 28, 1997